UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

January 5, 2004

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

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#1105 – 13700 Mayfield Place, Richmond, British Columbia, Canada V6C 2T7

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Suite 1105 – 13700 Mayfield Place

Richmond, B.C. V6V 2E4

OTC BB Symbol:  GTVCF

FOR IMMEDIATE RELEASE

January 5, 2004

Globetech Appoints CEO/CFO

Globetech Ventures Corp. (the “Corporation”) OTCBB: GTVCF, is pleased to announce that Mr. Roland Vetter has been appointed to the position of Chief Financial Officer of the Corporation. Mr. Dil Gujral remains President & Chief Executive Officer of the Corporation.

Roland Vetter served for twelve years as the Group Financial Director Services for the Zimco Group, part of the new mining business division of the Anglo American Corporation. The Zimco Group comprised twelve distinct operations involved in mining and manufacturing with an annual turnover in excess of $300 million. Roland Vetter served on the board of Darmag Ltd., one of the Zimco Group’s listed companies. He also acted as the strategic advisor to the Zaaiplaats Tin Mine, another listed company within the Zimco Group. Mr. Vetter who is a Chartered Accountant, was also the Chairman of the Anglo American Audit Liaison Committee.

Roland Vetter was born and educated in Johannesburg, South Africa where he obtained a Bachelor of Commerce and Accounting Degree. Since immigrating to Canada in 1998 he has been actively involved in venture capital and has consulted to companies in both the mining and technology sectors. Roland Vetter is an executive with a background in growing start-up companies in mining, manufacturing and technology. He has diverse financial and operational ability and solid hands on management experience. Mr. Vetter’s expertise in acquiring and managing mining projects will be invaluable to the Corporation.

The Corporation is also pleased to announce the appointment of Mr. Steven N. Khan, as a non-executive director. Steven Khan has spent approximately twenty years in the Canadian investment industry, many of those in senior management and investment banking roles focussing on mining finance. He is the immediate past president of Northern Securities Inc., a national full service brokerage house. He has also held senior executive positions with Nesbitt Burns Inc., the investment banking arm of Bank of Montreal, IPO Capital Corp. and Whalen Beliveau & Associates. Steven Khan has a Masters of Business Administration and a Chartered Financial Analyst designation. He brings demonstrable analytical expertise in the resource sector and access to an excellent investment banking network in the area of mining finance.

On December the 9th, the Corporation reported that it had entered into a Letter of Agreement (“LOI”) whereby the Corporation has the option to acquire a 100% undivided interest in approximately 130,000 acres (approximately 53,000 hectares) of mineral claims (“the mineral claims”) prospective for gold, in Amapa State, Brazil. The area is one of the most prolific greenstone belts in Brazil and has attracted the attention of many of the multi-national mining companies some of whom have production in the area.

Legal Notice Regarding Forward Looking Statements

This press release contains “forward looking statements” including forward looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward looking statements and include any statements regarding beliefs, plans, expectations or intentions concerning the future. Forward looking statements in this press release include statements regarding:

a)

the Corporation’s anticipation that the Mineral Claims will meet the Corporation’s eligibility criteria, or even if it does, that it should prove to be economically viable on a going forward basis,:

b)

the Company’s anticipation that it can successfully raise the capital necessary to acquire and exploit the Mineral Claims, with or without an equity offering

It is important to note that the Corporation’s actual outcomes may differ materially from those contained in the forward looking statements contained in this press release. Although the Corporation believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures outlined in the Corporations public filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION:

Tel:  1-888-283-8988

Email: rdg@globetechventures.net

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Dibagh Gujral”__________

Dilbagh Gujral, Director

January 5, 2004